PRESS RELEASE

GOLDCORP DECLARES FIFTH DIVIDEND PAYMENT
(All dollar amounts in US$)

Toronto, October 1, 2003 - GOLDCORP INC. (GG:NYSE; G:TSX) is pleased to declare its fifth bi-monthly dividend payment for 2003 of US$0.025 per share. Shareholders of record at the close of business on Friday, October 10, 2003 will be entitled to receive payment of this dividend on Friday, October 17, 2003. This brings the total dividend payment for the year to US$0.125 per share. Goldcorp intends to pay a total of US$0.15 per share during 2003 in six equal bi-monthly installments of US$0.025 per share.

Goldcorp's Red Lake Mine is the richest gold mine in the world. The Company is in excellent financial condition: has NO DEBT, a Large Treasury and Strong Cash Flow and Earnings. GOLDCORP is completely UNHEDGED. Goldcorp's shares are listed on the New York and Toronto Stock Exchanges under the trading symbols of GG and G, respectively and its options trade on the American Stock Exchange (AMEX), the Chicago Board of Options Exchange (CBOE) and the Pacific Stock Exchange (PCX) in the United States and on the Montreal Exchange (MX) in Canada.

Gold is better than Money, Goldcorp is Gold!

For further information, please contact:	Corporate Office:

Chris Bradbrook	145 King Street West
Vice President, Corporate Development	Suite 2700
Telephone: (416) 865-0326	Toronto, Ontario
Fax: (416) 361-5741	M5H 1J8
e-mail: info@goldcorp.com	website: www.goldcorp.com